United States securities and exchange commission logo





                     January 17, 2024

       Sabir Saleem
       Chief Executive Officer, Chief Financial and Accounting Officer Free Flow, Inc.
       6269 Caledon Road
       King George, VA 22485

                                                        Re: Free Flow, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-54868

       Dear Sabir Saleem:

               We issued a comment to you on the above captioned filing on November 15, 2023. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by January 31, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services